

OFFERING MEMORANDUM

facilitated by



# Yukon Productions LTD

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | Yukon Productions LTD |
| State of Organization | NV |
| Date of Formation | 03/16/2017 |
| Entity Type | Limited Liability Company |
| Street Address | 848 N Rainbow Blvd, Las Vegas NV, 89107 |
| Website Address | yukonpizza.com |

### (B) Directors and Officers of the Company

| Key Person | | Danielle Garcia-White |
|---|---|---|
| Position with the Company | | |
| | Title | Co-Owner |
| | First Year | 2020 |
| Other business experience (last three years) | | **Co-Founder** (*Yukon Productions, 2017 - Present*) |

| Key Person | | Alexander White |
|---|---|---|
| Position with the Company | | |
| | Title | Founder |
| | First Year | 2017 |
| Other business experience (last three years) | | **Founder** (*Yukon Productions, 2017 - Present*) |

| Key Person | Cameron White |
|---|---|
| Position with the Company<br>　　　　　　　　　　　Title<br>　　　　　　　　　　First Year | Co-Owner<br>2020 |
| Other business experience<br>(last three years) | **Co-Owner** (*Yukon Productions, 2017 - Present*) |

| Key Person | Justin Ford |
|---|---|
| Position with the Company<br>　　　　　　　　　　　Title<br>　　　　　　　　　　First Year | Co-Owner<br>2020 |
| Other business experience<br>(last three years) | **Co-Owner** (*Yukon Productions, 2017 - Present*) |

(C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Danielle Garcia-White | 25% |
| Alexander White | 25% |
| Cameron White | 25% |
| Justin Ford | 25% |

(D) The Company's Business and Business Plan

The Team

Alexander White, Co-Owner
Danielle Garcia-White, Co-Owner
Cameron White, Co-Owner
Justin Ford, Chef

The Yukon To Las Vegas Journey

The Yukon Sourdough dates back to 1897 during the Klondike Gold Rush. For over 120 years this sourdough has been passed down from father to son in our family as an heirloom and kitchen staple.

Yukon Pizza is a unique wood-fired pizza operation establishing itself in the Huntridge Shopping

Center. As the go-to pizzeria for locals, families, and tourists, facility design includes an artisanal wood-fired oven as the centerpiece of the restaurant with an open-air dining atmosphere for an inviting, fun environment for customers to relax and eat.

Yukon Pizza is capitalizing on the "first-mover" opportunity in the space and instituting itself as the preferred pizza provider to the Huntridge neighborhood and the greater Downtown Las Vegas area. A locally-owned restaurant is best positioned to serve the local population with a fresh, unique pizza menu and experience. Commitment to the finest ingredients and superior customer service, coupled with delivery, take-out options, and other customer loyalty building aspects, our operating a quality, family-friendly pizzeria in the Huntridge Neighborhood is designed to succeed.

Our mission is to grow the company, to continue taking care of our employees and our community. We do this through fair living wages to all staff, providing a work-life balance that has meaningful, healthy impact, and serving the best sourdough pizza to our friends, families, and customers. Our menu features items where part of the proceeds from sales go directly to local charities. These policies and plans enable us to grow a profitable company that will fairly compensate staff, owners, and lenders.

Location

Located in the historic Huntridge District, the restaurant space is 1,100 square feet and the custom build out is by Dapper Companies of Las Vegas, NV. Our partnership with Dapper Companies reflects our goals of working with companies of excellence in order to create and deliver the best customer experience possible.

- The Huntridge District was the hot-spot for Las Vegas industry and casino workers in the 1960s. With new bars, shopping, and food returning to the neighborhood, the energy of that era is surging once again.
- There is a clear gulf in the immediate Huntridge area of pizzerias, allowing us to be the premier pizzeria for the neighborhood and community.

Our Product

Yukon Pizza offers high quality sourdough pizza to a local neighborhood that currently has limited availability of restaurants and delivery options

- Our menu includes a variety of pizzas that feature and highlight our sourdough and local, seasonal foods. Chef Justin Ford oversees our menu and operations. He has over 15 years of fine dining and pizza restaurant experience.
- Along with pizzas, our plans include an expanded menu with appetizers, sandwiches, salads, and entrees. We also plan to offer a variety of sodas, tea, coffee, and water. If permitting allows, selling canned beer and wine will significantly increase profit margins.

Our Story

Yukon Productions DBA Yukon Pizza (established 2017) is a private co-owned limited liability corporation by Alex White (founder), Cameron White, Dani Garcia-White, and Justin Ford.

- Yukon Pizza is a restaurant offering a unique sourdough pizza and seasonal menu that does not currently exist in the area. Our customers are the families, couples, and young professionals in the neighborhood, as well as those that drive in from the outskirts of the Las Vegas valley.

- Our success lies in our people and our product. We believe in delivering the highest quality food, creating happy, loyal customers, and empowering our team to learn, grow, and excel in the pizza and restaurant world. Through thoughtful planning, hard work, and professional resource management, Yukon Pizza will continue to be a successful long-term venture.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $25,000 |
|---|---|
| Offering Deadline | October 21, 2022 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
|---|---|
| What is the maximum you will accept in this Offering? | $50,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Equipment | $13,000 | $40,000 |
| Operation Capital | $10,312 | $6,625 |
| Mainvest Compensation | $1,687.5 | $3,375 |
| TOTAL | $24,999.5 | $50,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 2.0 - 4.0%[2] |
| Payment Deadline | 2027-12-31 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.5 x<br>1.4 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 2.96% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $25,000 | 2.0% |
| $31,250 | 2.5% |
| $37,500 | 3.0% |
| $43,750 | 3.5% |
| $50,000 | 4.0% |

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.4x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

### Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

### No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

### Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

### Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

### Other Classes of Securities

| | |
|---|---|
| Name of Security | Limited Liability Company Interests |
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
| --- | --- |
| Danielle Garcia-White | 25% |
| Alexander White | 25% |
| Cameron White | 25% |
| Justin Ford | 25% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

## (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

Jeff & Annette White -Parents - $20,000.00 - 24Jan2022 - Rate: 3.00% - Payments start Q1 of 2027, amortized quarterly over one year Justin and Codie Lewis - Friends - $10,000.00 - 25Jan2022 - Rate: 3.00% - Payments start 60 days after opening and are amortized monthly over three years Steve & Yancey Seiz - Friends - $10,000.00 - 26Jan2022 - Rate: 3.00% - Payments start 60 days after opening and are amortized monthly over three years Karen & Kirby White - Family (Aunt and Uncle) - $10,000.00 - 7Feb2022 - Rate: 3.00% - Payments start 60 days after opening and are amortized monthly over three years Andrew and Johanna Ansnick -Friends -$10,000.00 -July2022 - Rate: 3.00% - Payments start 60 days after opening and are amortized monthly over three years Blake Farmer - Friends - $5,000.00 - July2022 - Rate: 3.00% - Payments start 60 days after opening and are amortized monthly over three years Alden White - Family (Cousin) - $5,000.00 - July2022 - Rate: 3.00% - Payments start 60 days after opening and are amortized monthly over three years

## (S) The Company's Financial Condition

Historical milestones

Yukon Pizza has been operating since March, 2017 and has since achieved the following milestones:

- Opened location in Las Vegas, NV

- Achieved revenue of 175k in 2021.

- Had Cost of Goods Sold (COGS) of $34,000

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Yukon Pizza's fundraising. However, Yukon Pizza may require additional funds from alternate sources at a later date.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -

year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $500,000 | $550,000 | $588,500 | $617,925 | $636,462 |
| Cost of Goods Sold | $100,000 | $110,000 | $117,700 | $123,585 | $127,292 |
| Gross Profit | $400,000 | $440,000 | $470,800 | $494,340 | $509,170 |
| EXPENSES | | | | | |
| Rent | $48,000 | $49,200 | $50,430 | $51,690 | $52,982 |
| Utilities | $36,000 | $36,900 | $37,822 | $38,767 | $39,736 |
| Insurance | $6,000 | $6,150 | $6,303 | $6,460 | $6,621 |
| Equipment Lease | $8,400 | $8,400 | $8,400 | $8,400 | $8,400 |
| Repairs & Maintenance | $2,000 | $2,050 | $2,101 | $2,153 | $2,206 |
| Legal & Professional Fees | $3,000 | $3,075 | $3,151 | $3,229 | $3,309 |
| Debt Liability Repayment | $13,200 | $13,200 | $13,200 | $13,200 | $13,200 |
| Salaries | $100,000 | $110,000 | $117,700 | $123,585 | $127,292 |
| Payroll | $90,000 | $99,000 | $105,930 | $111,226 | $114,562 |
| Operating Profit | $93,400 | $112,025 | $125,763 | $135,630 | $140,862 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress

Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $175,005.00 | $0 |
| Cost of Goods Sold | $48,231.00 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $11,870.00 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V